FORM 4 ☐ Check this box if no longer subject to Section 16. Form 4 or Form 5 obligations may continue. See Instruction 1(b). (Print or Type Responses)	UNITED STATES SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

STATEMENT OF
CHANGES IN BENEFICIAL OWNERSHIP

Filed pursuant to Section 16(a) of the Securities Exchange Act of 1934,
Section 17(a) of the Public Utility Holding Company Act of 1935 or
Section 30(h) of the Investment Company Act of 1940	OMB APPROVAL OMB Number: 3235-0287 Expires: January 31, 2005 Estimated average burden hours per response .... 0.5

1.	Name and Address of Reporting Person*			2.	Issuer Name and Ticker or Trading Symbol			6.	Relationship of Reporting Person(s) to Issuer (Check all applicable)
	Moran	San Juanita			Texas Regional Bancshares, Inc. TRBS				Director	10% Owner

	(Last)	(First)	(Middle)	3.	I.R.S. Identification Number of Reporting Person, if an entity (voluntary)	4.	Statement for Month/Day/Year		X Officer (give title below) Controller & Asst Secretary	Other (specify below)
	316 Ashley Drive				###-##-####		December 31, 2002

(Street)						5.	If Amendment, Date of Original (Month/Day/Year)	7.	Individual or Joint/Group Filing (Check Applicable Line) X Form filed by One Reporting Person Form filed by More than
	Pharr	TX	78577						One Reporting Person

	(City)	(State)	(Zip)
				Table I — Non-Derivative Securities Acquired, Disposed of, or Beneficially Owned

1.	Title of Security (Instr. 3)	2.	Transaction Date	2A.	Deemed Execution Date, if any	3.	Transaction Code (Instr. 8)		4.	Securities Acquired (A) or Disposed of (D) (Instr. 3, 4 and 5)			5.	Amount of Securities Beneficially Owned Following Reported Transaction(s) (Instr. 3 and 4)	6.	Ownership Form: Direct (D) or Indirect (I) (Instr. 4)	7.	Nature of Indirect Beneficial Ownership (Instr. 4)
			(Month/Day/Year)		(Month/Day/Year)
							Code	V		Amount	(A) or (D)	Price

	Class A Voting Common		12/24/02				A	V		42.1541	(A)	*		1,035.5073		(I)		By TTEE of ESOP

*
The amount represents shares allocated to my account as a participant in the Texas Regional Bancshares, Inc. Amended & Restated Employee Stock Ownership Plan, (the "ESOP").

FORM 4 (Continued)	Table II — Derivative Securities Acquired, Disposed of, or Beneficially Owned (e.g., puts, calls, warrants, options, convertible securities)

1.	Title of Derivative Security (Instr. 3)	2.	Conversion or Exercise Price of Derivative Security	3.	Transaction Date (Month/Day/Year)	3A.	Deemed Execution Date, if any (Month/Day/Year)	4.	Transaction Code (Instr. 8)		5.	Number of Derivative Securities Acquired (A) or Disposed of (D) (Instr. 3, 4, and 5)		6.	Date Exercisable and Expiration Date (Month/Day/Year)

									Code	V		(A)	(D)		Date Exercisable	Expiration Date

	Option (right to buy)		22.08666												1-Jul 2002	15-Apr 2011

	Option (right to buy)		22.08666												1-Jul 2003	15-Apr 2011

	Option (right to buy)		22.08666												1-Jul 2004	15-Apr 2011

	Option (right to buy)		31.10666												1-Aug 2002	31-May 2012

	Option (right to buy)		31.10666												1-Aug 2003	31-May 2012

	Option (right to buy)		31.10666												1-Aug 2004	31-May 2012

	Option (right to buy)		31.10666												1-Aug 2005	31-May 2012

	Option (right to buy)		31.10666												1-Aug 2002	31-May 2012

	Option (right to buy)		31.10666												1-Aug 2003	31-May 2012

	Option (right to buy)		31.10666												1-Aug 2004	31-May 2012

	Option (right to buy)		31.10666												1-Aug 2005	31-May 2012

7.	Title and Amount of Underlying Securities (Instr. 3 and 4)		8.	Price of Derivative Security (Instr. 5)	9.	Number of Derivative Securities Beneficially Owned Following Reported Transaction(s) (Instr. 4)	10.	Ownership Form of Derivative Securities: Direct (D) or Indirect (I) (Instr. 4)	11.	Nature of Indirect Beneficial Ownership (Instr. 4)

	Title	Amount or Number of Shares

	Class A Common Stock	990		(1)

	Class A Common Stock	990		(1)

	Class A Common Stock	990		(1)

	Class A Common Stock	375		(2)

	Class A Common Stock	375		(2)

	Class A Common Stock	375		(2)

	Class A Common Stock	375		(2)

	Class A Common Stock	375		(3)

	Class A Common Stock	375		(3)

	Class A Common Stock	375		(3)

	Class A Common Stock	375		(3)		5,970		(D)

Explanation of Responses:

(1)
Employee stock options granted under the Texas Regional Bancshares, Inc. 2000 Incentive Stock Option Plan.
(2)
Employee stock options granted under the Texas Regional Bancshares, Inc. 2002 Incentive Stock Option Plan.
(3)
Employee stock options granted under the Texas Regional Bancshares, Inc. 2002 Nonstatutory Stock Option Plan.

/s/ San Juanita Moran	12/31/02
**Signature of Reporting Person	Date
Reminder:	Report on a separate line for each class of securities beneficially owned directly or indirectly.
*	If the form is filed by more than one reporting person, see Instruction 4(b)(v).
**	Intentional misstatements or omissions of facts constitute Federal Criminal Violations. See 18 U.S.C. 1001 and 15 U.S.C. 78ff(a).
Note:	File three copies of this Form, one of which must be manually signed. If space is insufficient, see Instruction 6 for procedure.

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Last update: 09/05/2002